Aeroméxico September 2026 Traffic Results

Mexico City, Mexico, October 6, 2026 – Grupo Aeroméxico S.A.B. de C.V. (NYSE: AERO & BMV: AERO, “Aeroméxico”) reports its September 2026 operational results.
Grupo Aeroméxico’s total capacity, measured in available seat miles (ASMs), increased 3.4% year-over-year, while demand, measured in revenue passenger miles (RPMs), increased 3.6%.
Aeroméxico’s September load factor was 87.1%, an increase of 0.1 p.p. compared with September 2025. During the month, Aeroméxico transported 1 million and 853 thousand passengers.
Andrés Conesa, Chief Executive Officer stated: “Our September traffic results reflect the strength of our network and the disciplined execution of our strategy to align capacity with demand. Our continued shift toward key international markets, together with disciplined capacity allocation, supported overall demand growth and the strong performance of our international operations while maintaining healthy load factors, despite the typical seasonal moderation in demand following the peak summer travel period. These results reinforce our confidence in the resilience of demand as we move into the final quarter of the year. While higher jet fuel prices continue to create a more challenging cost environment than anticipated, we remain focused on executing our commercial and operational initiatives to optimize our capacity deployment, capture demand opportunities, and support the long-term profitability of the business.”

	September			Cumulative to September
	2026	2025	Var.	2026	2025	Var.
Passengers (itinerary + charter, thousands)
Domestic	1,226	1,276	(3.9%)	11,662	12,134	(3.9%)
International	627	617	1.8%	6,304	6,285	0.3%
Total	1,853	1,892	(2.1%)	17,966	18,419	(2.5%)
ASMs (itinerary + charter, millions)
Domestic	802	830	(3.4%)	7,797	8,041	(3.0%)
International	2,090	1,966	6.3%	19,451	19,013	2.3%
Total	2,892	2,796	3.4%	27,248	27,054	0.7%
RPMs (itinerary + charter, millions)
Domestic	689	715	(3.7%)	6,598	6,851	(3.7%)
International	1,830	1,716	6.6%	16,804	16,267	3.3%
Total	2,518	2,431	3.6%	23,403	23,119	1.2%
Load Factor (itinerary, %)
Domestic	85.9%	86.1%	(0.3 p.p.)	84.6%	85.2%	(0.6) p.p.
International	87.6%	87.3%	0.2 p.p.	86.4%	85.6%	0.9 p.p.
Total	87.1%	87.0%	0.1 p.p.	85.9%	85.5%	0.5 p.p.
Figures may not sum to total due to rounding.

The information included within this report has not been audited and does not provide information on the Company’s future performance. Aeromexico’s future performance depends on many factors and it cannot be inferred that any period’s performance or its year-over-year comparison will be an indicator of similar future performance.

Glossary:
● “RPMs” Revenue Passenger Miles represent one revenue-passenger transported one mile. This includes itinerary and charter flights. The total RPMs equals the number of revenue-passengers transported multiplied by the total distance flown.

●“ASMs” Available Seat Miles represent the number of available seats multiplied by the distance flown. This metric is an indicator of the airline’s capacity. It equals one seat offered for one mile, whether the seat is used.

●“Load Factor” equals the number of passengers transported as a percentage of the number of seats offered. It is a measure of the airline’s capacity utilization. This metric considers the total passengers transported and total seats available in itinerary flights only.

●“Passengers” refers to the total number of passengers transported by the airline.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,”, “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Grupo Aeroméxico
Grupo Aeroméxico, S.A.B. de C.V., is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and in the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, operates primarily out of Terminal 2 of the Mexico City International Airport. Its destination network extends across Mexico, the United States, Canada, Central America, South America, Asia, and Europe. Aeroméxico’s current operating fleet includes Boeing 787 and 737 aircraft, as well as Embraer 190. Aeroméxico is a founding member of SkyTeam, an alliance celebrating 25 years and offering connectivity across more than 145 countries through its 18 partner airlines.

www.aeromexico.com
www.skyteam.com